Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260168
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 9 DATED DECEMBER 16, 2024
TO THE PROSPECTUS DATED APRIL 16, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 16, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of January 1, 2025;
•to disclose the calculation of our November 30, 2024 NAV per share for all share classes;
•to provide an update on the status of our current public offering (the “Offering”); and
•to otherwise update the prospectus.

Portfolio Update

For the month ended November 30, 2024, BREIT’s Class I NAV per share was $13.92 and Class I total return was 0.0% (not annualized).1

On October 30, 2024, the Company published its Q3 2024 Update for stockholders, which is available on its website at www.breit.com. This web link is provided for convenience only, and the contents of the piece or the website are not incorporated by reference in or otherwise a part of this prospectus.

Additionally, we currently estimate that 90% - 100% of distributions for the year ended December 31, 2024 will be characterized as return of capital for federal income tax purposes.

January 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2025 (and repurchases as of December 31, 2024) is as follows:

Transaction Price (per share)
Class S	$13.9104
Class I	$13.9196
Class T	$13.6843
Class D	$13.5916
Class C	$15.1793
The January 1 transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2024. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

November 30, 2024 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines. Transactions or events have occurred since November 30, 2024 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2024 along with the immediately preceding month.

1 BREIT’s Class D NAV per share was $13.59, Class S NAV per share was $13.91, Class T NAV per share was $13.68 and Class C NAV per share was $15.18. BREIT’s Class D total return was 0.0%, Class S total return was (0.1)%, Class T total return was (0.1)%, and Class C total return was 0.0% for November 2024.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, Class D, and Class C common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of November 30, 2024 ($ and shares in thousands):

Components of NAV	November 30, 2024
Investments in real estate(1)	$102,643,271
Investments in real estate debt	6,676,030
Investments in unconsolidated entities(2)	13,180,571
Cash and cash equivalents	1,486,264
Restricted cash	887,720
Other assets	4,074,821
Mortgage notes, term loans, and revolving credit facilities, net	(60,573,617)
Secured financings on investments in real estate debt	(3,721,469)
Subscriptions received in advance	(122,970)
Other liabilities	(3,368,999)
Accrued performance participation allocation	—
Management fee payable	(57,408)
Accrued stockholder servicing fees(3)	(13,940)
Non-controlling interests in joint ventures	(6,157,357)
Net asset value	$54,932,917
Number of outstanding shares/units	3,951,125
_____________
(1)Investments in real estate reflects the entire value of our consolidated real estate properties, including the $91.2 billion allocable to us and $11.4 billion allocable to third-party joint venture interests in such investments as of November 30, 2024.
(2)Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of November 30, 2024, our allocable share of the gross real estate asset value held by such entities was $25.4 billion.
(3)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of November 30, 2024, the Company has accrued under GAAP $0.6 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2024 ($ and shares/units in thousands, except per share/unit data):

						Third-party
						Operating
	Class S	Class I	Class T	Class D	Class C	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$18,706,318	$30,199,412	$611,147	$1,896,049	$42,680	$3,477,311	$54,932,917
Number of outstanding shares/units	1,344,777	2,169,559	44,661	139,502	2,812	249,814	3,951,125
NAV Per Share/Unit as of November 30, 2024	$13.9104	$13.9196	$13.6843	$13.5916	$15.1793	$13.9196
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the November 30, 2024 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.4%	5.5%
Industrial	7.5%	5.6%
Net Lease	7.1%	5.6%
Hospitality	10.8%	9.1%
Data Centers	7.6%	6.1%
Self Storage	8.1%	6.6%
Office	7.3%	5.3%
Retail	7.8%	6.3%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Rental
		Housing	Industrial	Net Lease	Hospitality	Data Centers	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.8%	+2.0%	+1.8%	+1.7%	+0.9%	+1.8%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.8)%	(1.9)%	(1.8)%	(1.7)%	(0.7)%	(1.7)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+2.9%	+3.4%	+2.7%	+1.5%	+1.1%	+2.2%	+3.5%	+2.5%
(weighted average)	0.25% increase	(2.7)%	(3.1)%	(2.5)%	(1.4)%	(0.9)%	(2.1)%	(3.1)%	(2.3)%
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of October 31, 2024 ($ and shares in thousands):

Components of NAV	October 31, 2024
Investments in real estate(1)	$104,288,869
Investments in real estate debt	6,724,853
Investments in unconsolidated entities(2)	13,227,726
Cash and cash equivalents	1,562,036
Restricted cash	963,932
Other assets	4,046,720
Mortgage notes, term loans, and revolving credit facilities, net	(62,039,464)
Secured financings on investments in real estate debt	(3,771,376)
Subscriptions received in advance	(123,931)
Other liabilities	(3,368,547)
Accrued performance participation allocation	—
Management fee payable	(57,806)
Accrued stockholder servicing fees(3)	(14,553)
Non-controlling interests in joint ventures	(6,126,583)
Net asset value	$55,311,876
Number of outstanding shares/units	3,963,009
__________
(1)Investments in real estate reflects the entire value of our consolidated real estate properties, including the $92.9 billion allocable to us and $11.4 billion allocable to third-party joint venture interests in such investments as of October 31, 2024.
(2)Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of October 31, 2024, our allocable share of the gross real estate asset value held by such entities was $24.6 billion.

(3)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of October 31, 2024, the Company has accrued under GAAP $0.7 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of October 31, 2024 ($ and shares/units in thousands, except per share/unit data):

						Third-party
						Operating
	Class S	Class I	Class T	Class D	Class C	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$18,886,770	$30,342,148	$628,607	$1,918,119	$40,723	$3,495,509	$55,311,876
Number of outstanding shares/units	1,352,471	2,171,385	45,755	140,566	2,682	250,150	3,963,009
NAV Per Share/Unit as of October 31, 2024	$13.9646	$13.9736	$13.7385	$13.6457	$15.1811	$13.9736
____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in shares in our primary offering and up to $12.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 889,844,347 shares of our common stock (consisting of 326,471,249 Class S Shares, 434,283,610 Class I Shares, 16,957,645 Class T Shares, and 112,131,843 Class D Shares) in the primary offering for total proceeds of $13.1 billion (including shares converted from operating partnership units by the Special Limited Partner) and (ii) 195,875,141 shares of our common stock (consisting of 84,443,574 Class S Shares, 92,217,173 Class I Shares, 4,196,489 Class T Shares, and 15,017,905 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $2.8 billion. As of November 30, 2024, our aggregate NAV was $54.9 billion. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

The following supersedes and replaces the first paragraph in the “Management—Compensation of Directors” section and all other similar disclosure in the Prospectus:

We compensate each director who is not employed by the Advisor or Blackstone with an annual retainer of $290,000, consisting of $90,000 cash and a $200,000 grant of restricted stock. Additionally, the audit committee chairperson will receive an additional retainer of $25,000 and each chairperson of our other committees will receive an additional retainer of $15,000. Effective as of January 1, 2025, the chairman of the board will receive an additional cash retainer of $100,000. The annual grant of restricted stock will be based on the then-current per share transaction price of our Class I shares at the time of grant and generally vest one year from the date of grant. We do not intend to pay our directors additional fees for attending board meetings, but we intend to reimburse each of our directors for reasonable out-of-pocket expenses incurred in attending board and committee meetings (including, but not limited to, airfare, hotel and food). Our directors who are employed by the Adviser or Blackstone will not receive additional compensation for serving on the board of directors or committees thereof.